Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the six months ended June 30, 2011 and the years ended December 31, 2010, 2009, 2008, 2007 and 2006 are as follows:

Six Months Ended		Years Ended December 31,
(Millions)	June 30, 2011	2010	2009	2008	2007	2006
Income from continuing operations before income taxes	$1,719.5	$2,644.2	$1,901.2	$2,174.2	$2,796.4	$2,586.6
Add back fixed charges	150.2	307.7	302.9	297.9	234.3	199.5
Income as adjusted ("earnings")	$1,869.7	$2,951.9	$2,204.1	$2,472.1	$3,030.7	$2,786.1

Fixed charges:
Interest expense	$127.6	$254.6	$243.4	$236.4	$180.6	$148.3
Portion of rents representative of interest factor	22.6	53.1	59.5	61.5	53.7	51.2
Total fixed charges	$150.2	$307.7	$302.9	$297.9	$234.3	$199.5

Ratio of earnings to fixed charges	12.45	9.59	7.28	8.30	12.94	13.97